SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

Company Registry (NIRE) No. 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE EIGHT HUNDRED AND NINETIETH
BOARD OF DIRECTORS’ MEETING

On June 13, 2019, at 9:00 a.m., Mario Engler Pinto Junior, Chairman of the Board of Directors, convened an ordinary  meeting, as provided for in the title and paragraph 6 of Article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Issuer” or “Company”), held at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Costa Carvalho, 300, Pinheiros, with the attendance of the members of the Company's Board of Directors, as named and signed below.

(...)

Continuing the work, the Chairman of the Board of Directors moved on to item 8 of the agenda: “Approval of the Conditions Applicable to the 24th Issue of Debentures” (time: 20’), that is, “approval of the conditions applicable to the 24th (twenty-fourth) issuance of simple, non-convertible, unsecured debentures, in up to two series (“Debentures”), for public distribution, pursuant to CVM Instruction No. 400, of December 29, 2003, as amended (“CVM Instruction 400”) and the “Código ANBIMA de Regulação e Melhores Práticas para Estruturação, Coordenação e Distribuição de Ofertas Públicas de Valores Mobiliários e Ofertas Públicas de Aquisição de Valores Mobiliários”, in force since June 3, 2019 (“Issuance”, “Offering”, and “ANBIMA Offering Code”, respectively)”, giving the floor to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and to the Head of Capital Markets and Investor Relations, Mario Azevedo de Arruda Sampaio, who talked through the item, based on the Executive Board Resolution 0239/2019, of June 12, 2019, on Internal Communication FI 031/2019, of June 12, 2019, and on the power point presentation, which were filed in the electronic folder of this meeting. After the matter was discussed and then put to a vote, in accordance with Article 59, paragraph 1, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and pursuant to items XIX and XXII of Article 14 of the Bylaws, the members of the Board approved, by unanimous vote, the conditions applicable to the Offering, as described below, which will be detailed and regulated by means of the respective issuance deed (“Issuance Deed”):

1.        Issuer: Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

2.        Total Issue Amount: The total amount of the Issue will be R$400,000,000.00 (four hundred million reais) on the Issue Date (as defined below), subject to the possibility of partial distribution under below and in the terms to be provided in the Issuance Deed.

3.        Number of Series: The Issue will be carried out in up to 2 (two) series, and the existence of the first series and the amount of Debentures to be allocated in each series of the Issuance will be defined according to the demand for the Debentures, as determined in the Bookbuilding Procedure (as defined below) and according to the Issuer’s distribution plan. The allocation of the Debentures in the series of the Issue will take place in the system of communicating vessels, observing that the number of Debentures in any of the series must be deducted from the total number of Debentures, therefore limiting the number of Debentures to be allocated in the other series, given that at least 125,000 (one hundred and twenty-five thousand) Debentures will be allocated as Second Series Debentures (as defined below). The Debentures distributed allocated to the first series are hereinafter referred to as “First Series Debentures” and the Debentures allocated to the second series are hereinafter referred to as “Second Series Debentures”.

4.        Placement and Distribution Procedure: The Debentures will be subject to public distribution, pursuant to CVM Instruction 400, specifically in accordance with the procedure indicated for issuers with large market exposure, according to Articles 6-A and 6-B of CVM Instruction 400, under the mixed regime of: (i) firm placement guarantee to be provided by institutions that are part of the securities distribution system (“Coordinators”), individually and not jointly, for the Debentures, in the amount of R$250,000,000.00 (two hundred and fifty million), of which at least R$125,000,000.00 (one hundred and twenty-five million reais) must be allocated to the Second Series Debentures, and (ii) best placement efforts, in the amount R$150,000,000.00 (one hundred and fifty million reais) with the intermediation of the Coordinators, in accordance with the terms of the relevant agreement for the placement of the Debentures to be entered into between the Issuer and the Coordinators (“Distribution Agreement”), with the participation of other financial institutions, which do not qualify as coordinators of the Offering, authorized to operate in the capital market and in the placement of the Debentures with potential investors and clients (“Special Participants” and, together with the Coordinators, “Institutions Participating in the Offering”), subject to the procedure set forth in paragraph 3 of Article 33 of CVM Instruction 400 (“Distribution Plan”). The terms and conditions of the Distribution Plan will be described in the Distribution Agreement and in the other documents of the Offering. The Offering will not be subject to placement efforts abroad. The partial distribution of the Debentures shall be allowed, considering that the Issue of Debentures is subject to the issuance of at least 250,000 (two hundred and fifty thousand) Debentures (“Minimum Offering Amount”), with at least 125,000 (one hundred and twenty-five thousand) Debentures will be allocated as Second Series Debentures. Any Debentures not placed will be canceled by the Issuer, so that the total amount of the Issue and the number of Debentures will be adjusted by means of an amendment to the Issuance Deed, duly ratified by a corporate act of the Issuer’s Board of Directors, without the need for any approval by the Debenture holders at a general meeting. Since there is a possibility of partial distribution, pursuant to this item and Article 31 of CVM Instruction 400, the Offering Investor may, in the act of acceptance, condition the agreement to the distribution: (i) of all the Debentures subject to the Offering, and, if such condition is not implemented, the investment orders or Reservation Requests, as the case may be, will be canceled; or (ii) of a minimum proportion or quantity of Debentures, according to the Offering Investor’s criteria, which shall not be less than the Minimum Offering Amount. In this a case, Offering Investors shall, at the moment of acceptance, indicate, in compliance with the foregoing condition, if they intend to receive the total Debentures subscribed or the quantity equivalent to the proportion between the number of Debentures effectively distributed and the number of Debentures originally offered, assuming, in the absence of an announcement, that the Offering Investor is interested in receiving the totality of Debentures subscribed by him/her. If the expected condition is not implemented, the investment order or Reservation Request, as applicable, will be canceled.

5.        Bookbuilding Procedure: The procedure for the collection of investment intentions, organized by the Coordinators, pursuant to paragraphs 1 and 2 of Article 23 and Article 44 of CVM Instruction 400, with the reception of reserves, shall be adopted to verify the demand for the Debentures at different levels of interest rates (“Bookbuilding Procedure”) and to define, with the Issuer: (i) the existence of the First Series Debentures; (ii) the number of Debentures to be allocated in each series of the Issue; (iii) the First Series Remuneration (as defined below), if First Series Debentures are issued, and the Second Series Remuneration (as defined below); and (iv) the total amount of the Offering, upon the cancellation of any Debentures not placed. The result of the Bookbuilding Procedure shall be ratified by means of an amendment to the Issuance Deed, duly ratified by a corporate act of the Issuer’s Board of Directors, without the need for any approval by the Debenture Holders at a general meeting. The result of the Bookbuilding Procedure will be disclosed through the Offering Commencement Notice, pursuant to Article 23, paragraph 2, of CVM Instruction 400.

6.        Deposit for Distribution and Trading: The Debentures will be deposited for distribution in the primary market through the MDA – Asset Distribution Module, managed and operated by B3 S.A. – Brasil, Bolsa, Balcão – CETIP UTVM Segment (“B3 – CETIP UTVM Segment”), and financially settled through B3 – CETIP UTVM Segment. In addition, the Debentures will be deposited for trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários, managed and operated by B3 – CETIP UTVM Segment, with negotiations financially settled and Debentures electronically held in custody at B3 – CETIP UTVM Segment.

7.        Infrastructure Project Considered as Priority by the Ministry of Cities: The Issue of Debentures will be carried out in accordance with Article 2 of Law No. 12,431, Decree No. 8,874 and Ordinance No. 315 of the Ministry of Cities (which was merged with the Ministry of Regional Development), of May 11, 2018, taking into account that the infrastructure investment project in the basic sanitation sector, presented by the Issuer, regarding the upgrading and modernization of water supply systems in 71 (seventy-one) municipalities of the State of São Paulo, whose main objectives are the control  and reduction of losses in these systems (“Project”), was considered a priority by the Ministry of Cities, through Decree No. 635 of the Ministry of Cities, of November 9, 2017, published in the Federal Official Gazette on November 10, 2017 (“Ministerial Ordinance No. 635”), whose period of validity was extended by the Official Letter of the Ministry of Cities No. 357/2018/SNSA-MCIDADES, of September 25, 2018.

8.        Allocation of Proceeds: Pursuant to Article 2 of Law No. 12,431, Decree No. 8,874, Resolution of the National Monetary Council (“CMN”) No. 3,947, of January 27, 2011 and Ministerial Ordinance No. 635, the proceeds arising from the Issue will be allocated to investment, future payment or reimbursement of expenses, obligations or debts disbursed in the period equal or lower to than 24 (twenty-four) months before the closing of the Offering, related to the execution of the Project in municipalities that are among the 71 municipalities of the State of São Paulo approved by Ministerial Ordinance No. 635, observing the provisions of Paragraph 1 of Article 1 of Law No. 12,431, according to information to be described in the Issuance Deed.

9.        Issue Date: For all legal purposes and effects, the issue date of the Debentures will be July 15, 2019 (“Issue Date”).

10.     Format and Convertibility: The Debentures shall be registered and book-entry, simple, not convertible into the Issuer’s shares and without the issue of caveat or certificates.

11.     Type: Unsecured.

12.     Term and Maturity Date: The First Series Debentures will mature in 7 (seven) years from the Issue Date, that is, July 15, 2026 (“Maturity Date of the First Series Debentures”) and the Second Series Debentures will mature in 10 (ten) years from the Issue Date, that is, July 15, 2029 (“Maturity Date of the Second Series Debentures”). With exception to the possibility of redemption of the First Series Debentures and the Second Series Debentures, as provided for in the Issuance Deed, and/or the early maturity of the Debentures, as provided for in the Issuance Deed, the Issuer is obligated to: (i) on the Maturity Date of the First Series Debentures, make the payment of the First Series Debentures at their Restated Unit Par Value (as defined below), plus the First Series Remuneration and any amounts due and not paid, calculated according to the Issuance Deed; and (ii) on the Maturity Date of the Second Series Debentures, make the payment of the Second Series Debentures at their Restated Unit Par Value, plus the Second Series Remuneration and any amounts due and not paid, calculated according to the Issuance Deed.

13.     Unit Par Value: The unit par value of the Debentures will be R$1,000.00 (one thousand reais), on the Issue Date (“Unit Par Value”).

14.     Number of Debentures: 400,000 (four hundred thousand) Debentures will be issued, in up to 2 (two) series, subject to the possibility of partial distribution. The number of Debentures to be allocated in each series will be defined according to the Bookbuilding Procedure, given that at least 125,000 (one hundred and twenty-five thousand) Debentures will be allocated as Second Series Debentures.

15.     Amortization of the Restated Unit Par Value: With exception to the possibility of redemption of the First Series Debentures and the Second Series Debentures, as provided for in the Issuance Deed, and/or the early maturity of the Debentures, as provided for in the Issuance Deed: (i) the Restated Unit Par Value of the First Series Debentures will be paid in a single installment, on the Maturity Date of the First Series Debentures; and (ii) the Restated Unit Par Value of the Second Series Debentures will be amortized in 3 (three) annual installments, always on the 15th of July of each year, the first installment due on July 15, 2027, corresponding to 33.3333% (thirty-three point three thousand, three hundred and thirty-three percent) of the Restated Unit Par Value of the Second Series Debentures, the second installment due on July 15, 2028, corresponding to 50.0000% (fifty percent) of the Restated Unit Par Value of the Second Series Debentures, and the third installment due on the Maturity Date of the Second Series Debentures, in an amount corresponding to 100.0000% (one hundred percent) of the Restated Unit Par Value of the Second Series Debentures.

16.     Remuneration: (a) Monetary Restatement: The Unit Par Value or the balance of the Unit Par Value, as the case may be, of the First Series Debentures and the Unit Par Value or the balance of the Unit Par Value, as the case may be, of the Second Series Debentures shall be restated by the accumulated variation of the Extended National Consumer Price Index (“IPCA”), calculated and published monthly by the Brazilian Institute of Geography and Statistics, since the First Payment Date (as defined below) of the First Series Debentures and/or since the First Payment Date of the Second Series Debentures, as the case may be (“Monetary Restatement”), and the proceeds of the Monetary Restatement will be automatically incorporated to the Unit Par Value or to the balance of the Unit Par Value, as the case may be, of the First Series Debentures and/or the Unit Par Value or to the balance of the Unit Par Value, as the case may be, of the Second Series Debentures (“Restated Unit Par Value”). The Monetary Restatement of the Debentures will be calculated pro rata temporis, per Business Days elapsed, according to the formula to be set forth in the Issuance Deed; (b) First Series Remuneration: The First Series Debentures will be entitled to a remuneration (“First Series Remuneration”) corresponding to a certain percentage per year, based on 252 (two hundred and fifty-two) Business Days, to be defined in accordance with the Bookbuilding Procedure, and, in any case, limited to: (i) the domestic return rate of the IPCA Treasury+ plus Semiannual Interest (formerly known as National Treasury Notes, Series B – NTN B), due on 2026, based on the indicative price disclosed by ANBIMA on its website (http://www.anbima.com.br) on the Business Day immediately preceding the date of the completion of the Bookbuilding Procedure (“Definition Date”), decreased by a spread of 0.05% (five hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days; or (ii) 3.95% (three point ninety-five percent) per year, based on 252 (two hundred and fifty-two) Business Days, between items (i) and (ii), whichever is greater on the Definition Date. The First Series Remuneration shall be calculated exponentially and cumulatively pro rata temporis, per Business Days elapsed, on the Restated Unit Par Value of the First Series Debentures, from the First Payment Date of the First Series Debentures or the last Remuneration Payment Date (as defined below), as the case may be, and paid at the end of each Profitability Period (as defined below). The First Series Remuneration will be calculated according to the formula to be set forth in the Issuance Deed; (c) Second Series Remuneration: The Second Series Debentures will be entitled to a remuneration (“Second Series Remuneration”) corresponding to a certain percentage per year, based on 252 (two hundred and fifty-two) Business Days, to be defined in accordance with the Bookbuilding Procedure, and, in any case, limited to: (i) the domestic return rate of the IPCA Treasury+ plus Semiannual Interest (formerly known as National Treasury Notes, Series B – NTN B), due on 2028, based on the indicative price disclosed by ANBIMA on its website (http://www.anbima.com.br) on the Definition Date; or (ii) 4.07% (four point seven hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days, between items (i) and (ii), whichever is greater on the Definition Date. The Second Series Remuneration shall be calculated exponentially and cumulatively pro rata temporis, per Business Days elapsed, on the Restated Unit Par Value of the Second Series Debentures, from the First Payment Date of the Second Series Debentures or the last Payment Date of the Remuneration, as the case may be, and paid at the end of each Profitability Period. The Second Series Remuneration will be calculated according to the formula to be set forth in the Issuance Deed; and (d) Profitability Period: In order to calculate the First Series Remuneration and the Second Series Remuneration, the “Profitability Period” is defined as the period of time starting on the First Payment Date, including, of the respective series, in the case of the first Profitability Period, or on the Remuneration Payment Date immediately preceding, including, in the case of the other Profitability Periods, and ends on the Payment Date of the Remuneration, exclusive, corresponding to the relevant period.

17.     Payment of Remuneration: With exception to the possibility of redemption of the First Series Debentures and the Second Series Debentures, as provided for in the Issuance Deed, and/or the early maturity of the Debentures, as provided for in the Issuance Deed, the amounts related to First Series Remuneration and the Second Series Remuneration shall be paid annually, always on the 15th of July of each year, the first payment due on July 15, 2020 and the last payment due on the Maturity Date of the First Series Debentures, in the case of the First Series Debentures, and on the Maturity Date of the Second Series Debentures, in the case of the Second Series Debentures (each of these dates, a “Remuneration Payment Date”).

18.     Payment Location: The payments to which the Debentures are entitled will be made by the Issuer on the respective maturity date, using, as the case may be: (a) the procedures adopted by B3 – CETIP UTVM Segment, for Debentures electronically held in custody at B3 – CETIP UTVM Segment, as the case may be; and/or (b) the procedures adopted by the Bookkeeping Agent, for Debentures that are not electronically held in custody at B3 – CETIP UTVM Segment (“Payment Location”).

19.     Extension of Terms: The terms related to the payment of any obligation related to the Debentures will be considered extended up until the 1st (first) subsequent Business Day, if the maturity date falls on a day on which there is no commercial or banking business hours at the Payment Location or in the City of São Paulo, State of São Paulo, without any increase in the amounts to be paid, except for cases in which the payments must be carried out through B3 – CETIP UTVM Segment, in which case there will only be an extension when the payment date falls on a national holiday, a Saturday and/or a Sunday.

20.     Default Charges: Without prejudice to the First Series Remuneration and the Second Series Remuneration, in case of late payment of any amount due to the Debentures holders, the overdue debts will be subject to a non-compensatory default charge of 2% (two percent) on the amount due and default interest calculated from the date of default up to the date of its effective payment, at the rate of 1% (one percent) per month, on the overdue amount, regardless of notice, notification or judicial or extrajudicial injunction, in addition to the expenses incurred by the Debentures holders for the collection of their credits.

21.     Subscription Price and Payment: The Debentures will be paid in cash and in local currency at the time of subscription in the primary market, on one or more dates during the Placement Term, at their Unit Par Value and, if the Debentures are paid on more than one date, for the Debentures that were not paid on the first payment date of the respective series (“First Payment Date”), at their Unit Par Value, plus the First Series Remuneration or the Second Series Remuneration, as the case may be, calculated pro rata temporis from the respective First Payment Date to the date of its effective payment, using 8 (eight) decimal places, no rounding, and the subscription price on the First Payment Date and subsequent payment dates may incur in premium or discount, provided that, if applicable, the premium or discount will be the same for all the Debentures of the respective series on each of the payment dates. If, up to the Debentures payment date, there is no disclosure of the IPCA for the immediately preceding month, the last IPCA officially disclosed will be used for the calculation of the Restated Unit Par Value, until the IPCA for the immediately preceding month is disclosed, and no financial compensation is due between the Issuer and the Debenture Holders, if and when the IPCA that would be applicable is disclosed.

22.     Renegotiation: There will be no renegotiation of the Debentures.

23.     Proof of Ownership of Debentures: The Issuer will not issue caveat or certificates for the Debentures. For all legal purposes, the ownership of the Debentures will be proved by the statement issued by the Bookkeeping Agent. In addition, the statement issued in the name of the Debenture Holder by B3 – CETIP UTVM Segment, in relation to the Debentures that are electronically held at B3 – CETIP UTVM Segment, will be considered as proof of ownership of the Debentures.

24.     Risk Rating: The ratings agency Standard & Poor’s was contracted to assign a rating to the Debentures, according to the provisions in the Issuance Deed.

25.     Optional Acquisition: The Issuer may, after 2 (two) years as of the Issue Date, and observing the provisions of Law No. 12,431 and the applicable CVM and CMN regulations, or before such date, if legally permitted, pursuant to Article 1, paragraph 1, item II of Law No. 12,431, CMN regulation or other applicable laws or rules, acquire Debentures, also pursuant to the provisions of paragraph 3 of Article 55 of the Brazilian Corporate Law. The Debentures acquired by the Issuer may be: (i) canceled, if legally permitted, pursuant to the provisions of Law No. 12,431, CMN regulations and applicable rules, and subject to a deliberative act of the Issuer; (ii) remain held in treasury by the Issuer; or (iii) re-placed on the market. The Debentures acquired by the Issuer to be held in treasury under the terms of this Clause, if and when placed on the market, will be entitled to the same Remuneration of the other Debentures of the respective series.

26.     Optional Early Redemption: The full or partial optional early redemption of the First Series Debentures or the Second Series Debentures will not be allowed.

27.     Optional Extraordinary Amortization: The optional extraordinary amortization of the First Series Debentures or the Second Series Debentures will not be allowed.

28.     Early Maturity: Subject to the terms to be set forth in the Issuance Deed, the Trustee, through prior notice sent to the Issuer, must declare in advance all obligations related to the Debentures and demand immediate payment of all Debentures, as established in the Issuance Deed, in the cases to be provided for in the Issuance Deed.

The terms used in these minutes that are not defined herein have the same meaning that will be ascribed to them in the Issuance Deed.

The Board of Directors also authorized the members of the Company’s Board of Executive Officers, pursuant to legal and statutory provisions, to carry out any and all acts related to the Issue, including, but not limited to (i) negotiating and celebrating the Issuance Deed and its amendments, including the ratification of the result of the Bookbuilding Procedure, as well as the Distribution Agreement and all other documents necessary for the realization of the Issue and the Offering; (ii) promoting the registration of the Offering with CVM, B3 – CETIP UTVM Segment and other relevant bodies; (iii) contracting one or more financial institutions authorized to operate in the capital market to be responsible for the coordination and intermediation of the distribution of the Debentures; (iv) hiring providers of services inherent to the Debentures, including the system of distribution and trading of the Debentures in the primary and secondary markets; and (v) establishing conditions additional to those here deemed necessary or appropriate for the Issue, and may also define the existence of 1 (one) or 2 (two) series, the number of Debentures to be allocated in each series and, therefore, the total value of the Offering, upon cancellation of any Debentures not placed, as well as determine the remuneration of the Debentures, after definition through Bookbuilding Procedure to be conducted by the Coordinators, within the limits and parameters established herein. Finally, the Board of Directors ratified all the acts related to the Issue that were previously practiced by the Board of Executive Officers.

(...)

The minutes were signed by the attending Board of Directors, as follows: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Monica Ferreira do Amaral Porto and Reinaldo Guerreiro.

This is a free English translation of an excerpt from the original minutes drawn up in the Book of Minutes of the Meetings of the Company’s Board of Directors.

São Paulo, June 13, 2019.

Mario Engler Pinto Junior

Chairman of the Board of Directors

Marialve de S. Martins

Secretary of the Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

Company Registry (NIRE) No. 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE EIGHT HUNDRED AND NINETIETH
BOARD OF DIRECTORS’ MEETING

On June 13, 2019, at 9:00 a.m., Mario Engler Pinto Junior, Chairman of the Board of Directors, convened an ordinary  meeting, as provided for in the title and paragraph 6 of Article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Issuer” or “Company”), held at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Costa Carvalho, 300, Pinheiros, with the attendance of the members of the Company's Board of Directors, as named and signed below.

(...)

Continuing, the Chairman of the Board of Directors moved on to item 2 of the agenda: “Election of the Board of Executive Officers for the 2019/2021 mandate” (time: 20’). The matter was guided by Official Letter SIMA/GAB/492/19, of May 14, 2019, Codec Letter 329/2019, of May 16, 2019, the minutes of the 6th meeting of the Eligibility and Advisory Committee held on May 20, 2019, which verified that the appointment process is in compliance with Federal Law No. 13,303/2016, Federal Law No. 6,404/1976, State Decree No. 62,349/2016, the Company’s Bylaws, the Company’s Appointment Policy, CODEC Deliberation No. 03/2018, and CODEC Opinion No. 095/2019, of May 21, 2019. After the matter was put to a vote, the election of Sabesp’s Board of Executive Officers was unanimously approved for a 2-year term of office, pursuant to item II of Article 142 of Law No. 6,404/76, and the Company’s Bylaws. The following Officers were elected:

BENEDITO PINTO FERREIRA BRAGA JUNIOR (2nd term – 1st reappointment), Brazilian, widower, civil engineer, bearer of identity card (RG) No. 3.415.725-6 SSP/SP, registered under individual taxpayer’s ID (CPF) No. 550.602.698-68, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, as Chief Executive Officer;

RUI DE BRITTO ÁLVARES AFFONSO (2nd term – 1st reappointment), Brazilian, married, economist, bearer of identity card (RG) No. 7.867.051 SSP/SP, registered under individual taxpayer’s ID (CPF) No. 013.982.348-42, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, as Chief Financial Officer and Investor Relations Officer;

ADRIANO CANDIDO STRINGHINI (2nd term – 1st reappointment), Brazilian, married, lawyer, bearer of identity card (RG) No. 24.579.520-0 SSP/SP, registered under individual taxpayer’s ID (CPF) No. 151.578.808-39, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, as Corporate Management Officer;

EDISON AIROLDI (2nd term – 1st reappointment), Brazilian, married, mechanical engineer, bearer of identity card (RG) No. 7.547.284 – SSP/SP, registered under individual taxpayer’s ID (CPF) No. 925.664.998-53, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, as Technology, Enterprises and Environment Officer;

PAULO MASSATO YOSHIMOTO (2nd term – 1st reappointment), Brazilian, single, civil engineer, bearer of identity card (RG) No. 5.288.540 SSP/SP, registered under individual taxpayer’s ID (CPF) No. 898.271.128-72, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, as Metropolitan Officer; and

RICARDO DARUIZ BORSARI (2nd term – 1st reappointment), Brazilian, married, civil engineer, bearer of identity card (RG) No. 5.447.247-7 SSP/SP, registered under individual taxpayer’s ID (CPF) No. 003. 952.738-70, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000, as Regional Systems Officer.

Pursuant to paragraph 2 of Article 8 of the Bylaws, the Chief Executive Officer shall be a member of the Board of Directors for as long as he holds that position.

The elected officers shall serve a new 2-year unified term, in accordance with the provisions of the Bylaws, and the investiture in positions shall comply with the requirements, impediments and procedures set forth in the current regulations, which must be verified at the time of investiture. The remuneration shall comply with the strict terms of CODEC guidelines, as established in the General Shareholders’ Meetings, and in cases in which the Officer accumulates the functions of another Officer, he/she will only receive one remuneration. Regarding the declaration of assets, the applicable state regulations must be observed.

In addition, the investiture is subject to the assumption of a commitment to specific goals and results to be achieved, as approved by the Board of Directors, in accordance with Article 23 of Law No. 13,303/2016, and, the term of investiture must include compliance with the arbitration clause of the Novo Mercado Regulation, pursuant to paragraph 1 of Article 42 of the Company’s Bylaws.

(...)

The minutes were signed by the attending Board of Directors, as follows: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Monica Ferreira do Amaral Porto and Reinaldo Guerreiro.

This is a free English translation of an excerpt from the original minutes drawn up in the Book of Minutes of the Meetings of the Company’s Board of Directors.

São Paulo, June 14, 2019.

Mario Engler Pinto Junior	Marialve de S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 2, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.